PENGROWTH ENERGY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Stated in millions of Canadian dollars)
(Unaudited)

		As at	As at
	Note	March 31, 2018	December 31, 2017
ASSETS
Current Assets
Cash and cash equivalents		$—	$1.1
Accounts receivable		98.4	105.7
Other assets		28.2	24.0
		126.6	130.8
Fair value of risk management contracts	12	3.5	1.9
Other assets		93.4	99.8
Property, plant and equipment	3	1,099.6	1,104.2
Exploration and evaluation assets		232.1	232.0
Deferred income taxes	6	349.4	342.2
TOTAL ASSETS		$1,904.6	$1,910.9

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Bank indebtedness	4	$0.7	$—
Accounts payable		111.6	136.2
Fair value of risk management contracts	12	44.7	40.0
Current portion of long term debt	4	146.5	—
Current portion of provisions and other liabilities	5	40.9	35.2
		344.4	211.4
Fair value of risk management contracts	12	13.6	18.6
Long term debt	4	514.9	610.5
Provisions and other liabilities	5	252.0	264.2
		1,124.9	1,104.7
Shareholders' Equity
Shareholders' capital	7	4,838.1	4,829.7
Contributed surplus		5.6	13.3
Deficit		(4,064.0)	(4,036.8)
		779.7	806.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,904.6	$1,910.9
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2018 Financial Results	1

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Stated in millions of Canadian dollars, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2018	2017
			As adjusted *
REVENUES
Oil and gas sales	2, 9	$125.2	$219.9
Royalties, net of incentives		(4.9)	(15.7)
		120.3	204.2
Realized gain (loss) on commodity risk management	12	(14.0)	(16.6)
Change in fair value of commodity risk management contracts	12	(4.7)	53.7
		101.6	241.3
EXPENSES
Operating	2, 9	18.7	67.3
Diluent and other purchases	2, 9	54.0	46.7
Transportation		4.8	8.3
General and administrative		9.6	19.4
Depletion, depreciation and amortization	3	31.1	71.8
Impairment		—	71.0
		118.2	284.5
OPERATING INCOME (LOSS)		(16.6)	(43.2)

Other (income) expense items
(Gain) loss on disposition of properties		(0.5)	44.9
Unrealized foreign exchange (gain) loss	13	7.1	(4.0)
Realized foreign exchange (gain) loss	13	(0.1)	2.1
Interest and financing charges		11.1	26.4
Restructuring costs		(1.2)	—
Loss on extinguishment of debt		—	6.4
Accretion	5	1.8	3.8
Other (income) expense		(0.4)	(5.1)
INCOME (LOSS) BEFORE TAXES		(34.4)	(117.7)
Deferred income tax (recovery) expense	6	(7.2)	(31.4)
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)		$(27.2)	$(86.3)
NET INCOME (LOSS) PER SHARE	11
Basic		$(0.05)	$(0.16)
Diluted		$(0.05)	$(0.16)
* See Note 2.
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2018 Financial Results	2

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2018	2017
CASH PROVIDED BY (USED FOR):
OPERATING
Net income (loss) and comprehensive income (loss)		$(27.2)	$(86.3)
Non-cash items
Depletion, depreciation, amortization and accretion	3, 5	32.9	75.6
Impairment		—	71.0
Deferred income tax (recovery) expense	6	(7.2)	(31.4)
Unrealized foreign exchange (gain) loss	13	7.1	(4.0)
Change in fair value of commodity risk management contracts	12	4.7	(53.7)
Share based compensation	8	0.7	2.7
(Gain) loss on disposition of properties		(0.5)	44.9
Restructuring costs - onerous office lease contracts		(1.7)	—
Other items		(1.6)	(1.1)
Loss on extinguishment of debt		—	6.4
Foreign exchange derivative settlements		—	2.8
Funds flow from operations		7.2	26.9
Interest and financing charges		11.1	26.4
Expenditures on remediation	5	(4.0)	(4.4)
Change in non-cash operating working capital	10	(26.6)	16.8
Cash flow from operating activities		(12.3)	65.7
FINANCING
Bank indebtedness (repayment)	4	0.7	4.5
Long term debt (repayment)	4	37.5	(406.5)
Convertible debentures repayment		—	(126.6)
Foreign exchange derivative settlements		—	(2.8)
Interest and financing charges paid		(4.6)	(41.7)
Cash flow from financing activities		33.6	(573.1)
INVESTING
Capital expenditures		(26.4)	(19.4)
Proceeds on property dispositions		4.4	247.3
Withdrawals from/(contributions to) remediation trust fund		2.4	(2.4)
Change in non-cash investing working capital	10	(2.8)	(4.8)
Cash flow from investing activities		(22.4)	220.7
CHANGE IN CASH AND CASH EQUIVALENTS		(1.1)	(286.7)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		1.1	286.7
CASH AND CASH EQUIVALENTS AT END OF PERIOD		$—	$—
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2018 Financial Results	3

PENGROWTH ENERGY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Stated in millions of Canadian dollars)
(Unaudited)

		Three months ended March 31
	Note	2018	2017
SHAREHOLDERS' CAPITAL	7
Balance, beginning of period		$4,829.7	$4,815.1
Share based compensation		8.4	14.6
Balance, end of period		4,838.1	4,829.7

CONTRIBUTED SURPLUS
Balance, beginning of period		13.3	22.9
Share based compensation	8	0.7	2.8
Exercise of share based compensation awards		(8.4)	(14.6)
Balance, end of period		5.6	11.1

DEFICIT
Balance, beginning of period		(4,036.8)	(3,353.0)
Net income (loss)		(27.2)	(86.3)
Balance, end of period		(4,064.0)	(3,439.3)

TOTAL SHAREHOLDERS' EQUITY		$779.7	$1,401.5
See accompanying notes to the Consolidated Financial Statements.

PENGROWTH First Quarter 2018 Financial Results	4

PENGROWTH ENERGY CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS AT AND FOR THE PERIOD ENDED MARCH 31, 2018 (Unaudited)
(Tabular amounts are stated in millions of Canadian dollars except per share amounts and as otherwise stated)

1.	BUSINESS OF THE CORPORATION
Pengrowth Energy Corporation ("Pengrowth" or the "Corporation") is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets. The Consolidated Financial Statements include the accounts of the Corporation, and its subsidiary, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated.
The Consolidated Financial Statements for the three months ended March 31, 2018 are unaudited and have been prepared in accordance with IAS 34 Interim Financial Reporting ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC"). The disclosures provided below are incremental to those included with the December 31, 2017 annual Consolidated Financial Statements. All accounting policies and methods of computation followed in the preparation of these Consolidated Financial Statements are consistent with the December 31, 2017 annual Consolidated Financial Statements.
The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements and the notes thereto in Pengrowth's annual report for the year ended December 31, 2017.
The Consolidated Financial Statements were authorized for release by the Audit and Risk Committee of the Board of Directors on May 1, 2018.

2.	SIGNIFICANT ACCOUNTING POLICIES
ACCOUNTING PRONOUNCEMENTS ADOPTED
IFRS 9 Financial Instruments
On January 1, 2018, Pengrowth adopted all of the requirements of IFRS 9 (2014), Financial Instruments (IFRS 9). This standard replaces IAS 39 - Financial Instruments: recognition and measurement (IAS 39) and introduces new requirements for the classification and measurement of financial assets and liabilities. It introduces a new general hedge accounting standard, which aligns hedge accounting more closely with risk management. It also modifies the existing impairment model by introducing a new 'expected credit loss' model for calculating impairment. This new standard also increases required disclosures about an entity's risk management strategy, cash flows from hedging activities and the impact of hedge accounting on the consolidated financial statements. Pengrowth has applied IFRS 9 retrospectively in accordance with transition requirements with no impact to opening retained earnings or comparative periods.
IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9.
The adoption of IFRS 9 did not result in any measurement adjustments to Pengrowth's financial assets or financial liabilities. The impact of the change in the impairment model was not significant as the credit-impaired financial assets are not significant.
The adoption of IFRS 9 did not result in any changes in the eligibility of existing hedge relationships. Pengrowth currently has no intentions of designating any of its financial instruments as hedges, or using hedge accounting.
IFRS 15 Revenue from Contracts with Customers
Pengrowth elected in the fourth quarter of 2017 to early adopt IFRS 15 for 2017 using the cumulative effect method. In accordance with this method, prior years' financial statements had not been restated upon adoption and the

PENGROWTH First Quarter 2018 Financial Results	5

cumulative effect on net earnings of the application of IFRS 15 to revenue contracts in progress at January 1, 2017 was $nil. Pengrowth's management reviewed its revenue streams and major contracts with customers using the IFRS 15 five step model and there were no material changes to net earnings or timing of produced petroleum revenue recognized. It should be noted, however, that certain Income Statement line item reclassifications were made at the time of adoption as a result of the implementation of IFRS 15. Refer to Note 9 for more information including additional disclosure as required under IFRS 15.
Impact of Early Adoption of IFRS 15 on Interim 2017 Financial Statements
As a result of the adoption of IFRS 15, the presentation of, and calculations for, Oil and gas sales and Operating expenses were altered, and a new Income Statement line for Diluent and other purchases for 2017 and onwards was introduced. This change had no impact on operating income (loss), income (loss) before taxes, net income (loss) or Cash Flows. As per the table below, certain amounts in 2017 unaudited interim financial statements were adjusted as follows:

	2017
	Q1	Q2	Q3
Oil and gas sales as previously reported	166.5	147.2	91.5
Diluent and other sales	46.7	45.2	28.9
Processing income	6.7	5.5	4.7
Adjusted Oil and gas sales	219.9	197.9	125.1

Diluent and other purchases as previously reported	—	—	—
Cost of diluent and other purchases	46.7	45.2	28.9
Adjusted Diluent and other purchases	46.7	45.2	28.9

Operating expenses as previously reported	60.6	63.0	46.9
Processing income	6.7	5.5	4.7
Adjusted operating expenses	67.3	68.5	51.6
COMPARATIVE FIGURES
Certain prior years' comparative figures have been reclassified to conform to presentation adopted in the current year.

PENGROWTH First Quarter 2018 Financial Results	6

3.	PROPERTY, PLANT AND EQUIPMENT ("PP&E")

Cost or deemed cost	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2016	$6,838.8	$90.8	$6,929.6
Additions to PP&E	120.7	0.8	121.5
Property acquisitions	0.1	—	0.1
Change in asset retirement obligations	9.3	—	9.3
Divestitures	(3,151.2)	(3.7)	(3,154.9)
Balance, December 31, 2017	$3,817.7	$87.9	$3,905.6
Additions to PP&E	27.4	—	27.4
Property acquisitions	—	—	—
Change in asset retirement obligations	—	—	—
Divestitures	(0.8)	(0.1)	(0.9)
Balance, March 31, 2018	$3,844.3	$87.8	$3,932.1

Accumulated depletion, amortization and impairment losses	Oil and natural gas assets	Other equipment	Total
Balance, December 31, 2016	$3,882.7	$80.4	$3,963.1
Depletion and amortization for the period	204.4	3.2	207.6
Impairment	504.4	—	504.4
Divestitures	(1,871.2)	(2.5)	(1,873.7)
Balance, December 31, 2017	$2,720.3	$81.1	$2,801.4
Depletion and amortization for the period	30.6	0.5	31.1
Impairment	—	—	—
Divestitures	—	—	—
Balance, March 31, 2018	$2,750.9	$81.6	$2,832.5

Net book value	Oil and natural gas assets	Other equipment	Total
As at March 31, 2018	$1,093.4	$6.2	$1,099.6
As at December 31, 2017	$1,097.4	$6.8	$1,104.2
During the three months ended March 31, 2018, $0.6 million (March 31, 2017 – $0.8 million) of directly attributable general and administrative costs were capitalized to PP&E.
At March 31, 2018, $5.8 million (March 31, 2017 - $5.8 million) of net book value relating to the Lindbergh project was excluded from the calculation of depletion as those amounts were considered a project in the construction phase.
Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. During the three months ended March 31, 2018, $1.0 million (March 31, 2017 – $0.8 million) of interest was capitalized on the Lindbergh Project to PP&E using Pengrowth's weighted average cost of debt of 6.5 percent (March 31, 2017 – 5.6 percent).

PENGROWTH First Quarter 2018 Financial Results	7

4.	LONG TERM DEBT AND FINANCIAL COVENANTS

LONG TERM DEBT

	As at
	March 31, 2018	December 31, 2017
U.S. dollar denominated term notes:
28.1 million at 5.49 percent due October 18, 2019	$36.3	$35.3
94.1 million at 7.98 percent due May 11, 2020	121.4	118.3
85.2 million at 6.07 percent due October 18, 2022	109.9	107.1
158.9 million at 6.17 percent due October 18, 2024	204.9	199.7
	$472.5	$460.4
U.K. pound sterling denominated term notes:
12.1 million at 5.45 percent due October 18, 2019	$21.9	$20.6
Canadian dollar term notes:
20.5 million at 6.74 percent due October 18, 2022	$20.5	$20.5

Canadian dollar term Credit Facility borrowings	$146.5	$109.0
Total long term debt	$661.4	$610.5

Current portion of long term debt	$146.5	$—
Non-current portion of long term debt	$514.9	$610.5
At March 31, 2018, Pengrowth had in place a secured $330.0 million revolving, committed term Credit Facility supported by a syndicate of 11 domestic and international banks which matures on March 31, 2019.
The Facility carried floating interest rates that range between 3.6 percent and 5.25 percent over bankers’ acceptance rates, depending on Pengrowth’s ratio of senior debt to earnings before interest, taxes and non-cash items. At March 31, 2018, the available facility had drawings of $146.5 million (December 31, 2017 – $109.0 million), letters of credit in the amount of $72.8 million (December 31, 2017 – $69.4 million) and $0.7 million of outstanding cheques reflected as bank indebtedness on the Consolidated Balance Sheets as a current liability.
FINANCIAL COVENANTS
Pursuant to the debt amending agreements dated October 12, 2017, amendments to the existing financial covenants are effective through to and including the quarter ending September 30, 2019 in the case of its term notes, and expiring on March 31, 2019 in the case of its Credit Facility (the "Waiver Period"). The only applicable covenant during the Waiver Period is the trailing 12 month Adjusted EBITDA to Adjusted Interest Expense ratio (the "Interest Coverage" ratio). The Interest Coverage ratio changes each quarter until the fourth quarter of 2019 for term notes and until the March 31, 2019 maturity for the Credit Facility after which it remains at 4.0 times. Also, after the Waiver Period the Debt to Adjusted EBITDA ratio covenant of 3.5 times, and the Debt to Book Capitalization ratio covenant of 55 percent will be applicable again.
The calculation of the Interest Coverage ratio is based on specific definitions within the agreements and contains adjustments pursuant to the agreements, some of which cannot be readily replicated by referring to Pengrowth’s Consolidated Financial Statements. Trailing 12 month EBITDA can be adjusted for certain one-time cash items, estimated EBITDA from material divested or acquired properties and non-cash items. Trailing 12 month interest expense can be adjusted for the interest expense related to debt repaid with asset divestment proceeds.
Pengrowth's Interest Coverage ratio was 1.9 times at March 31, 2018, which was above the first quarter of 2018 covenant of 0.75 times.
All loan agreements and amendments can be found on SEDAR at www.sedar.com filed under "Other" or "Material Document" and on EDGAR at www.sec.gov.

PENGROWTH First Quarter 2018 Financial Results	8

5.	PROVISIONS AND OTHER LIABILITIES
Provisions and other liabilities are composed of Asset Retirement Obligations ("ARO"), finance leases, restructuring onerous office lease and other liabilities. The following table provides a continuity of the balances for the following periods:

	Asset retirement obligations	Finance leases	Restructuring provision - onerous office lease contracts	Other liabilities	Total
Balance, December 31, 2016	$652.3	$37.9	$—	$4.4	$694.6
Incurred during the period	5.4	—	26.5	(1.5)	30.4
Property dispositions	(420.4)	(2.0)	—	—	(422.4)
Expenditures on remediation/provisions settled	(15.9)	(1.7)	(0.3)	(0.6)	(18.5)
Other revisions	3.9	—	—	—	3.9
Accretion (amortization)	11.4	—	—	—	11.4
Balance, December 31, 2017	$236.7	$34.2	$26.2	$2.3	$299.4
Incurred during the period	—	—	1.4	(0.1)	1.3
Property dispositions	(0.5)	—	—	—	(0.5)
Expenditures on remediation/provisions settled	(4.0)	(0.4)	(1.5)	(0.1)	(6.0)
Other revisions	—	—	(3.1)	—	(3.1)
Accretion (amortization)	1.4	—	0.4	—	1.8
Balance, March 31 2018	$233.6	$33.8	$23.4	$2.1	$292.9

As at March 31, 2018	Asset retirement obligations	Finance leases	Restructuring provision - onerous office lease contracts	Other liabilities	Total
Current	$34.2	$0.7	$6.0	$—	$40.9
Long term	199.4	33.1	17.4	2.1	252.0
	$233.6	$33.8	$23.4	$2.1	$292.9

As at December 31, 2017
Current	$29.9	$0.9	$4.4	$—	$35.2
Long term	206.8	33.3	21.8	2.3	264.2
	$236.7	$34.2	$26.2	$2.3	$299.4
The following assumptions were used to estimate the ARO liability:

	As at
	March 31, 2018	December 31, 2017
Total escalated future costs	$415.6	$420.2
Discount rate, per annum	2.3%	2.3%
Inflation rate, per annum	1.5%	1.5%
Pengrowth has been contributing to an externally managed trust fund established to fund abandonment and reclamation costs associated with SOEP. These costs are expected to be incurred within the next 3 to 4 years. The abandonment and reclamation costs on other assets, not covered by a fund, are expected to be incurred between 2035 and 2080.
RESTRUCTURING PROVISION - ONEROUS OFFICE LEASE CONTRACTS
Pengrowth completed significant asset dispositions which led to a management decision to complete an operational restructuring in 2017. Reduction of staff levels and excess office space resulted in Pengrowth recognizing a $37.0 million restructuring cost in 2017, of which $26.2 million related to onerous lease contracts at December 31, 2017 as the economic benefits from actual or potential subleases were exceeded by the unavoidable costs of the lease contract over the remaining term. The onerous lease contract provision was revised at March 31, 2018 to $23.4 million.

PENGROWTH First Quarter 2018 Financial Results	9

6.	DEFERRED INCOME TAXES
A reconciliation of the deferred income tax recovery calculated based on the income (loss) before taxes at the statutory tax rate to the actual provision for deferred income taxes is as follows:

	Three months ended
	March 31, 2018	March 31, 2017
Income (loss) before taxes	$(34.4)	$(117.7)
Combined federal and provincial tax rate	27.08%	27.09%
Expected income tax expense (recovery)	$(9.3)	$(31.9)
Change in unrecognized deferred tax asset	1.0	—
Foreign exchange (gain) loss (1)	1.0	(0.2)
Other including share based compensation	0.1	0.7
Deferred income tax expense (recovery)	$(7.2)	$(31.4)
(1) Reflects the 50 percent non-taxable (deductible) portion of foreign exchange gains and losses and related risk management contracts.

7.	SHAREHOLDERS’ CAPITAL
Pengrowth is authorized to issue an unlimited number of common shares and up to 10 million preferred shares. No preferred shares have been issued.

	Three months ended		Year ended
	March 31, 2018		December 31, 2017
(Common shares in 000's)	Number of common shares	Amount	Number of common shares	Amount
Balance, beginning of period	552,246	$4,829.7	547,709	$4,815.1
Share based compensation (non-cash exercised)	3,869	8.4	4,537	14.6
Balance, end of period	556,115	$4,838.1	552,246	$4,829.7

8.	LONG TERM INCENTIVE PLANS ("LTIP")
(i) SHARE-SETTLED LTIP
The following table provides a continuity of the share-settled LTIP:

(number of share units - 000's)	PSUs	RSUs
Outstanding, December 31, 2016	6,238	8,436
Granted	2,124	4,578
Forfeited	(486)	(2,195)
Exercised	(1,104)	(3,436)
Performance adjustment	(1,738)	—
Outstanding, December 31, 2017	5,034	7,383
Granted	—	—
Forfeited	(1,190)	(1,404)
Exercised	(826)	(3,043)
Performance adjustment	(138)	—
Outstanding, March 31, 2018	2,880	2,936
Pengrowth's Board may determine, in its sole discretion, that any shares issuable pursuant to new grants could be paid in cash equal to the fair market value of the shares otherwise issuable.
A rolling and reloading plan with a maximum of 3.2 percent of the issued and outstanding common shares may be reserved for issuance under all share-settled compensation plans in the aggregate, as approved by shareholders.

PENGROWTH First Quarter 2018 Financial Results	10

As at March 31, 2018, the number of shares issuable under the share-settled compensation plans, in aggregate, represents 1.1 percent of the issued and outstanding common shares, which is within the limit. No grants were made in the first quarter of 2018, and any new grants will not occur until after the Annual General Meeting in the second quarter of 2018.
(ii) PREVIOUS LTIP
As at March 31, 2018, 163,867 common shares (December 31, 2017 - 163,867 common shares) were reserved for issuance under the Deferred Entitlement Share Unit ("DESU") Plan.
As at March 31, 2018, 198,477 common shares (December 31, 2017 - 198,477 common shares) were reserved for issuance under the Deferred Share Unit ("DSU") plan.
(iii) CASH-SETTLED LTIP
(a) Cash-Settled Restricted Share Units ("Cash-Settled RSUs")
Commencing in 2016, certain employees receive cash-settled RSUs in place of previously received share-settled long term incentives. Each cash-settled RSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including the reinvestment of deemed dividends, if applicable) which vest in three even tranches in the three years following grant. Compensation expense associated with the cash-settled RSUs is determined based on the fair value of the share units at the grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period end share price and the number of cash-settled RSUs outstanding at each period end. During the three months ended March 31, 2018, compensation reduction of $0.4 million (March 31, 2017 - $0.4 million reduction) was recognized in the Consolidated Statements of Income (Loss) with a corresponding increase or decrease in liabilities. As at March 31, 2018, $0.4 million (December 31, 2017 - $1.5 million) of total liability was recorded in the Consolidated Balance Sheets. Classification of the associated short term and long term liabilities is dependent on the expected payout dates. No grants were made in the first quarter of 2018, and any new grants will not occur until after the Annual General Meeting in the second quarter of 2018.
(b) Cash-Settled Phantom Deferred Share Units ("Phantom DSUs")
Each Phantom DSU entitles the holder to a cash payment equivalent to the value of a number of common shares (including deemed dividends, if applicable) to be paid upon the individual ceasing to be a Director for any reason, subject to the right to defer payment until up to December 31 of the year following their departure from the Board.
As at March 31, 2018, Phantom DSUs awarded to Directors had a corresponding liability of $1.8 million (December 31, 2017 - $1.4 million). For the three months ended March 31, 2018, Pengrowth recorded a $0.4 million compensation expense (March 31, 2017 - $0.4 million reduction) related to Phantom DSUs.
The following table provides a continuity of the cash-settled LTIP:

(number of share units - 000's)	Cash-settled RSUs	Phantom DSUs
Outstanding, December 31, 2016	4,229	1,346
Granted	3,163	492
Forfeited	(3,148)	—
Exercised	(1,341)	(462)
Outstanding, December 31, 2017	2,903	1,376
Granted	—	758
Forfeited	(964)	—
Exercised	(886)	—
Outstanding, March 31, 2018	1,053	2,134

PENGROWTH First Quarter 2018 Financial Results	11

TOTAL SHARE BASED COMPENSATION EXPENSE
Total share based compensation expenses are included in both general and administrative and operating expenses on the Consolidated Statements of Income (Loss) and are composed of the following:

	Three months ended
	March 31, 2018	March 31, 2017
Non-cash share based compensation	$0.7	$2.8
Amounts capitalized in the period	—	(0.1)
Non-cash share based compensation expense	$0.7	$2.7
Cash-settled RSUs (reduction) expense	$(0.4)	$(0.4)
Cash-settled Phantom DSUs (reduction) expense	$0.4	$(0.4)
Total share based compensation expense	$0.7	$1.9

9.	REVENUE
Pengrowth sells its production pursuant to fixed or variable price contracts. The transaction price for variable priced contracts is based on the commodity price, adjusted for quality, location or other factors, whereby each component of the pricing formula can be either fixed or variable, depending on the contract terms. Under its contracts, Pengrowth is required to deliver fixed volumes of diluted bitumen, and variable volumes of light oil, natural gas, natural gas liquids, and sulphur to the contract counterparty. The amount of revenue recognized is based on the agreed transaction price, whereby any variability in revenue relates specifically to its efforts to transfer production, and therefore the resulting revenue is allocated to the production delivered in the period during which the variability occurs. As a result, none of the variable revenue is considered constrained.
Light oil, natural gas liquids and natural gas are mostly sold under contracts of varying price and volume terms of up to one year. Pengrowth’s diluted bitumen is currently sold on multi-year contracts expiring in 2019 for a fixed quantity of diluted bitumen at a fixed differential to WTI, with WTI being variable, as detailed in Note 12. Revenues are typically collected on the 25th day of the month following production. Processing fees charged to third parties are generally sold under multi-year contracts at fixed fees that vary by volume.
Adoption of IFRS 15 Revenue from Contracts with Customers
Pengrowth early adopted IFRS 15 Revenue from contracts with customers in the fourth quarter of 2017 as detailed in Note 2, using the cumulative effect approach.
The following table presents Pengrowth’s Oil and gas sales disaggregated by revenue source:

	Three months ended
	March 31, 2018	March 31, 2017
		As adjusted
Bitumen	$57.6	$49.2
Natural gas	7.0	35.7
Light oil	4.3	59.5
Natural gas liquids	1.4	20.8
Produced petroleum revenue	$70.3	$165.2
Diluent sold	52.8	43.1
Processing income	0.4	6.7
Other revenue	1.7	4.9
Total oil and gas sales	$125.2	$219.9
Pengrowth has no fixed price physical delivery contracts in 2018. During 2017, Pengrowth had one fixed price physical delivery contract for approximately 12 MMcf/d of natural gas.

PENGROWTH First Quarter 2018 Financial Results	12

Pengrowth has variable price physical delivery contracts for the sale of diluted bitumen with 2 parties, Phillips 66 Canada Ltd. and BP Products North America Inc., with revenue from those customers representing approximately 68 percent and 21 percent, respectively, of the Company's first quarter of 2018 Oil and gas sales.
Included in accounts receivable at March 31, 2018 is $41.6 million (December 31, 2017 is $40.2 million) of accrued Oil and gas sales related to March 2018 production.

10.	OTHER CASH FLOW DISCLOSURES
CHANGE IN NON-CASH OPERATING WORKING CAPITAL AND OTHER ASSETS

	Three months ended
Cash provided by (used for):	March 31, 2018	March 31, 2017
Accounts receivable	$3.7	$20.3
Accounts payable	(30.3)	(3.5)
	$(26.6)	$16.8
CHANGE IN NON-CASH INVESTING WORKING CAPITAL

	Three months ended
Cash used for:	March 31, 2018	March 31, 2017
Accounts payable, including capital accruals	$(2.8)	$(4.8)

11.	AMOUNTS PER SHARE
The following table reconciles the weighted average number of shares used in the basic and diluted net income (loss) per share calculations:

	Three months ended
(000's)	March 31, 2018	March 31, 2017
Weighted average number of shares - basic and diluted	552,719	547,970
For the three months ended March 31, 2018, 2.4 million shares (March 31, 2017 - 6.0 million) that are issuable on exercise of the share based compensation plans were excluded from the diluted net income (loss) per share calculation as their effect is anti-dilutive.

12.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Commodity Price Contracts
As at March 31, 2018, Pengrowth had the following financial contracts outstanding:

Financial Crude Oil Contracts:
Swaps
Reference point	Remaining term	Volume (bbl/d)	Price per bbl (U.S.$)
WTI	Apr. 1, 2018 - Dec. 31, 2018	8,000	$49.97

Collars			Price per bbl (U.S.$)
Reference point	Remaining term	Volume (bbl/d)	Bought Puts	Sold Calls
WTI	Apr. 1, 2018 - Dec. 31, 2018	2,000	$48.00	$53.48
Financial Risk Management Contracts Sensitivity to Commodity Prices as at March 31, 2018

Crude oil swaps and collars	Cdn$1/bbl increase in future oil prices	Cdn$1/bbl decrease in future oil prices
Increase (decrease) to fair value of oil risk management contracts	($2.6)	$2.6

PENGROWTH First Quarter 2018 Financial Results	13

Physical Delivery Contracts
As at March 31, 2018, physical delivery contracts were held for the purpose of delivery of non-financial items in accordance with Pengrowth's expected sales requirements. The prices per bbl, as per the table below, include an apportionment protection fee to guarantee flow assurance in the event export pipelines are restricted. Physical delivery contracts are not considered financial instruments and therefore, no asset or liability has been recognized in the Consolidated Financial Statements.

Reference point	Volume of diluted bitumen (bbl/d)	Remaining term	Price per bbl (U.S.$)
Western Canada Select	12,000	Apr. 1, 2018 - Dec. 31, 2018	WTI less $16.95
Western Canada Select	5,000	Apr. 1, 2018 - Dec. 31, 2018	WTI less $16.50 - $19.25
Western Canada Select	2,500	2019	WTI less $17.95
Western Canada Select	5,000	2019	WTI less $17.70 - $20.45
Foreign Exchange Contracts Associated with U.K. Pound Sterling Denominated Term Debt
Pengrowth entered into a foreign exchange risk management contract when it issued the U.K. pound sterling term debt. This contract fixes the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Principal amount (U.K. pound sterling millions)	Swapped amount (U.K. pound sterling millions)	% of principal swapped (1)	Fixed rate (Cdn$1 = U.K. pound sterling)
12.1	15.0	124%	0.63

(1)	Exceeds 100 percent as swaps were not liquidated when portion of the principal amount of term note was early repaid in 2017.
Foreign Exchange Contracts Associated with U.S. Dollar Denominated Term Debt
A series of swap contracts were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time based upon the maturity dates of the U.S. denominated term debt.

Principal amount (U.S.$ millions)	Swapped amount (U.S.$ millions)	% of principal swapped	Average fixed rate (Cdn$1 = U.S.$)
366.3	255.0	70%	0.75
Foreign Denominated Term Debt Sensitivity to Foreign Exchange Rate
The following table summarizes the sensitivity on a pre-tax basis, of a change in the foreign exchange rate related to the translation of the foreign denominated term debt and the offsetting change in the fair value of the foreign exchange risk management contracts relating to that debt, holding all other variables constant:

	Cdn$0.01 Exchange rate change
Foreign exchange sensitivity as at March 31, 2018	Cdn - U.S.	Cdn - U.K.
Unrealized foreign exchange gain or loss on foreign denominated debt	$3.7	$0.1
Unrealized foreign exchange risk management gain or loss	2.6	0.1
Net pre-tax impact on Consolidated Statements of Income (Loss)	$1.1	$—
Interest Rate Sensitivity - Bank Interest Cost
As at March 31, 2018, Pengrowth had $661.4 million of current and non-current long term debt (December 31, 2017 - $610.5 million) of which $146.5 million was based on floating interest rates (December 31, 2017 - $109.0 million). A 1 percent increase in interest rates would increase pre-tax interest expense by approximately $0.4 million for the three months ended March 31, 2018 (March 31, 2017 - $nil), assuming the amount was outstanding for the entire period.

PENGROWTH First Quarter 2018 Financial Results	14

Summary of Gains and Losses on Risk Management Contracts
Pengrowth’s risk management contracts are recorded on the Consolidated Balance Sheets at their estimated fair value and split between current and non-current assets and liabilities on a contract by contract basis, netted by counterparty. Realized and unrealized gains and losses are included in the Consolidated Statements of Income (Loss).
The following tables provide details of the fair value of risk management contracts that appear on the Consolidated Balance Sheets and the unrealized and realized gains and losses on risk management recorded in the Consolidated Statements of Income (Loss).

As at and for the period ended March 31, 2018	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Non-current portion of risk management assets	$—	$3.5	$3.5
Current portion of risk management liabilities	(44.5)	(0.2)	(44.7)
Non-current portion of risk management liabilities	—	(13.6)	(13.6)
Risk management assets (liabilities), end of period	$(44.5)	$(10.3)	$(54.8)
Less: Risk management assets (liabilities) at beginning of period	(39.8)	(16.9)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$(4.7)	$6.6	$1.9
Realized gain (loss) on risk management contracts for the period	(14.0)	—	(14.0)
Total unrealized and realized gain (loss) on risk management contracts for the period	$(18.7)	$6.6	$(12.1)

As at and for the period ended March 31, 2017	Commodity contracts (1)	Foreign exchange contracts (2)	Total
Current portion of risk management assets	$0.6	$1.2	$1.8
Non-current portion of risk management assets	—	1.1	1.1
Current portion of risk management liabilities	(0.9)	(2.1)	(3.0)
Non-current portion of risk management liabilities	—	(12.3)	(12.3)
Risk management assets (liabilities), end of period	$(0.3)	$(12.1)	$(12.4)
Less: Risk management assets (liabilities) at beginning of period	(54.0)	(2.7)	(56.7)
Unrealized gain (loss) on risk management contracts for the period	$53.7	$(9.4)	$44.3
Realized gain (loss) on risk management contracts for the period	(16.6)	(2.8)	(19.4)
Total unrealized and realized gain (loss) on risk management contracts for the period	$37.1	$(12.2)	$24.9

(1)	Unrealized and realized gains and losses are presented as separate line items in the Consolidated Statements of Income (Loss).

(2)	Unrealized and realized gains and losses are included as part of separate line items in the Consolidated Statements of Income (Loss).

PENGROWTH First Quarter 2018 Financial Results	15

Fair Value
The fair value of cash and cash equivalents, accounts receivable, prepaid tax assessment, accounts payable and bank indebtedness approximate their carrying amount due to the short-term nature of those instruments. The fair value of the Canadian dollar term Credit Facility, as applicable, is equal to its carrying amount as the facility bears interest at floating rates and credit spreads within the facility are indicative of market rates. The fair value of the remediation trust fund is equal to its carrying amount as this asset is carried at its estimated fair value. The following tables provide fair value measurement information for other financial assets and liabilities.

			Fair value measurements using:
As at March 31, 2018	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$109.4	$109.4	$109.4	$—	$—
Fair value of risk management contracts	3.5	3.5	—	3.5	—

Financial Liabilities
U.S. dollar denominated term notes	472.5	509.0	—	509.0	—
Cdn dollar term notes	20.5	22.4	—	22.4	—
U.K. pound sterling denominated term notes	21.9	22.7	—	22.7	—
Fair value of risk management contracts	58.3	58.3	—	58.3	—

			Fair value measurements using:
As at December 31, 2017	Carrying amount	Fair value	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Financial Assets
Remediation trust fund	$111.6	$111.6	$111.6	$—	$—
Fair value of risk management contracts	1.9	1.9	—	1.9	—

Financial Liabilities
U.S. dollar denominated term notes	460.4	509.5	—	509.5	—
Cdn dollar term notes	20.5	22.8	—	22.8	—
U.K. pound sterling denominated term notes	20.6	21.7	—	21.7	—
Fair value of risk management contracts	58.6	58.6	—	58.6	—

PENGROWTH First Quarter 2018 Financial Results	16

13.	FOREIGN EXCHANGE (GAIN) LOSS

	Three months ended March 31
	2018	2017
Currency exchange rate (Cdn$1 = U.S.$) at beginning of period	$0.80	$0.74
Currency exchange rate (Cdn$1 = U.S.$) at period end	$0.78	$0.75
Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt (1)	$12.3	$(13.6)
Unrealized foreign exchange (gain) loss on U.K. pound sterling denominated debt (1)	1.4	0.2
Total unrealized foreign exchange (gain) loss from translation of foreign denominated debt	$13.7	$(13.4)
Unrealized (gain) loss on U.S. foreign exchange risk management contracts (2)	$(4.9)	$9.5
Unrealized (gain) loss on U.K. foreign exchange risk management contracts	(1.7)	(0.1)
Total unrealized (gain) loss on foreign exchange risk management contracts	$(6.6)	$9.4
Net unrealized foreign exchange (gain) loss	$7.1	$(4.0)
Net realized foreign exchange (gain) loss	$(0.1)	$2.1

(1)	Includes both principal and interest.

(2)	Includes both foreign exchange risk management contracts associated with the U.S. denominated term notes and with the fixed price WCS differential, as applicable.

PENGROWTH First Quarter 2018 Financial Results	17